Filed pursuant to Rule 424(b)(3)
Under the Securities Act of 1933
Registration No. 333-105017

SUPPLEMENT TO PROSPECTUS
DATED MAY 28, 2004

A MINIMUM OF 1,000,000 AND UP TO 10,000,000 UNITS
OF LIMITED LIABILITY COMPANY INTEREST

Vestin Fund III, LLC

     We will invest in and operate multifamily, assisted living, office, industrial and retail property and other income producing properties. We also invest in mortgage loans where our collateral is real property.

     We are offering and selling to the public a minimum of 1,000,000 and up to a maximum of 10,000,000 units for $10.00 per unit.

			Expense	Proceeds to
	Price to Public	Selling Commissions	Reimbursement (1)	Vestin Fund III
Per Unit	$10.00	$0.00	$0	$10.00
Total Minimum	$10,000,000	$0.00	$250,000	$9,750,000
Total Maximum	$100,000,000	$0.00	$2,500,000	$97,500,000

(1)	Units will be sold by Vestin Mortgage, Inc. (doing business as Vestin; “Vestin Mortgage”), where permitted, and by Vestin Capital, Inc. (“Vestin Capital”), an affiliate of Vestin Mortgage. Vestin Capital will receive 0.5% of the gross proceeds of the Offering for reimbursement of its expenses for diligence. No commissions will be paid on sales by Vestin Mortgage. All expenses related to this Offering, including expenses incurred in connection with the offer and sale of units under our distribution reinvestment plan, will be advanced by Vestin Mortgage and will be reimbursed by us for up to 2% of the gross proceeds received in this Offering. At Vestin Mortgage’s election, it may receive units in lieu of cash reimbursement. We will invest not less than 97% of the gross proceeds of the Offering.

This investment involves a high degree of risk. You should purchase these securities only if you can afford a complete loss of your investment. The most significant risks to your investment include:

•	We were recently organized, have no operating history and lack external financing sources.

•	There is no public trading market for your units and we do not intend to list the units on any national exchange or on Nasdaq. Accordingly your units will lack liquidity.

•	You may not transfer your units without Vestin Mortgage’s consent and without compliance with Federal and state securities laws.

•	The right to redeem your units is restricted by, among other things, a holding period, available cash flow and the number of redemption requests.

•	We rely on Vestin Mortgage to manage our operations, determine our investment guidelines and select our loans and real property for investment. Vestin Mortgage has not previously been engaged in the business of direct investment in real property.

•	As we will invest in unspecified mortgage loans and real property you will not be able to evaluate the terms of mortgages, or other factors involved in a particular loan or the terms of acquisitions of real property.

•	We may experience a greater risk of default on our loans because of our expedient loan approval process and more lenient underwriting standards.

•	We may enter into a financing arrangements, the terms of which may reduce your distributions.

•	Vestin Mortgage will receive substantial fees from borrowers based on the volume and size of mortgages selected for us. Such fees are not shared with us. Additionally, a conflict will arise when Vestin Mortgage decides whether to charge borrowers higher interest rates or obtain higher fees and when Vestin Mortgage determines our advisory and property management fees.

•	If we do not remain qualified as a partnership for Federal income tax purposes, we would be subject to the payment of tax on our income at corporate rates, which would reduce the amount of funds available for distribution.

YOU SHOULD READ THE COMPLETE DISCUSSION OF THE RISK FACTORS
BEGINNING ON PAGE 14.

     You must purchase at least 100 units for $1,000 (some states may require higher minimum purchases). To purchase units, you must first sign the enclosed subscription agreement. We will terminate the Offering on November 7, 2005 unless we request an extension.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THE UNITS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     THE USE OF FORECASTS IN THIS OFFERING IS PROHIBITED. NO ONE IS PERMITTED TO MAKE ANY ORAL OR WRITTEN PREDICTIONS ABOUT THE CASH BENEFITS OR TAX CONSEQUENCES YOU WILL RECEIVE FROM YOUR INVESTMENT.

August 26, 2004

NOTICE TO CALIFORNIA RESIDENTS

     Any certificates representing units resulting from any offers or sales of units to California residents will bear the following legend restricting transfer:

It is unlawful to consummate a sale or transfer of this security, or any interest therein, or to receive any consideration therefor, without the prior written consent of the Commissioner of the Corporation of the State of California, except as permitted in the Commissioner’s Rules.

A copy of the applicable rule of the California Commissioner of Corporations will be furnished to each California investor by Vestin Mortgage.

NOTICE TO NEW YORK RESIDENTS

     THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS NOT PASSED ON OR ENDORSED THE MERITS OF THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a financial review and analysis of the Company’s financial condition and results of operations for the three and six months ended June 30, 2004. This discussion should be read in conjunction with the Company’s financial statements and accompanying notes and other detailed information regarding the Company appearing elsewhere in this Prospectus Supplement and the Company’s report on Form 10-K for the year ended December 31, 2003.

When used in this Prospectus Supplement the words or phrases “will likely result,” “are expected to,” “is anticipated,” or similar expressions are intended to identify “forward looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are subject to certain risks and uncertainties, including, but not limited to, changes in interest rates and fluctuations in operating results. Such factors, which are discussed in Management’s Discussion and Analysis of Financial Condition and Results of Operations, could affect the Company’s financial performance and could cause the Company’s actual results for future periods to differ materially from any opinion or statements expressed herein with respect to future periods. As a result, the Company wishes to caution readers not to place undue reliance on any such forward looking statements, which speak only as of the date made.

BACKGROUND

Vestin Fund III, LLC (the “Company”) was organized in April 2003 as a Nevada limited liability company, for the purpose of investing in real property and in mortgage loans secured by real estate originated by the Company’s manager, Vestin Mortgage, Inc. (the “Manager”), a licensed mortgage company in the State of Nevada. Vestin Mortgage is a wholly-owned subsidiary of Vestin Group, Inc., a Delaware corporation, whose common stock is traded on the Nasdaq SmallCap Market under the ticker symbol “VSTN.” Vestin Mortgage, Inc. is also the manager of Vestin Fund I, LLC, Vestin Fund II, LLC and inVestin Nevada, Inc. which are entities in similar businesses to the Company.

OVERVIEW

On November 7, 2003, the Company’s Registration Statement as filed with the Securities and Exchange Commission became effective for the initial public offering of up to 10,000,000 units at $10 per unit (“Unit”). The Company commenced operations on February 12, 2004. By June 30, 2004, the Company had sold 1,546,663 units. Members may participate in the Company’s Distribution Reinvestment Plan whereby the member’s distribution may be used to purchase additional units at $10.00 per unit. As of June 30, 2004, an additional 15,752 units have been purchased under this plan.

SUMMARY OF FINANCIAL RESULTS

	Three months	Six months
	Ended June 30,	Ended June 30,
	2004	2004
Total revenues	$647,907	$952,245
Total expenses	360,914	483,365

Net income	$286,993	$468,880

Net income allocated to members per
weighted average membership units	$0.22	$0.45

Annualized rate of return to members (a)	8.73%	11.8%

Weighted average membership units	1,317,948	1,053,509

(a)	The annualized rate of return to members is calculated based upon the net income allocated to members per weighted average units as of June 30, 2004 divided by the number of days during the period (91 days for the three months ended June 30, 2004 and 138 days from February 12, 2004, the day the minimum $10 million was achieved, through June 30, 2004) and multiplied by three hundred and sixty five (365) days, then divided by ten (the $10 cost per unit).

Total Revenues. Revenues for the three and six months ended June 30, 2004 of approximately $648,000 and $952,000, respectively, were derived primarily from interest income on mortgage loans approximating $628,000 and $926,000, respectively.

Approximately $148,000 of the Company’s interest revenue for the three and six months ended June 30, 2004 was derived from interest reserves.

Total Expenses. For the three months ended June 30, 2004, expenses totaled approximately $361,000 which is primarily related to management fees of approximately $8,700, a provision for loan losses totaling $72,500 related to potential losses in the loan portfolio, and interest expense related to secured borrowings of approximately $242,000. For the six months ended June 30, 2004, expenses totaled approximately $483,000 which is primarily related to management fees of approximately $11,000, a provision for loan losses totaling $72,500 related to potential losses in the loan portfolio, and interest expense related to secured borrowings of approximately $360,000.

In addition, the Company’s Manager will be reimbursed for out of pocket offering expenses in an amount not to exceed 2% of the gross proceeds of the offering. As of June 30, 2004, the Company had incurred approximately $848,000 of offering costs paid by the Manager on behalf of the Company, which amounts were recorded as deferred offering costs. These deferred offering costs, which are primarily legal, accounting and registration fees, will be converted to membership units at a price of $10 per unit once the Company receives sufficient gross proceeds to ensure that the deferred offering costs do not exceed 2% of the gross proceeds of the offering. Any additional offering costs incurred by the Company will be converted to membership units in the Company up to 2% of the gross proceeds of the offering and any additional costs will be absorbed by Vestin Mortgage.

Net Income. Net income for the three and six months ended June 30, 2004 totaled approximately $287,000 and $469,000, respectively.

Annualized Rate of Return to Members. For the three months ended June 30, 2004, annualized rate of return to members totaled 8.73%. For the six months ended June 30, 2004, annualized rate of return to members totaled 11.8%.

Distributions to Members. For the six months ended June 30, 2004, members received distributions totaling $403,834. The foregoing distributions were paid entirely from Net Income Available for Distribution as defined in the Company’s Operating Agreement. Net Income Available for Distribution is based upon cash flow from operations, less certain reserves, and may exceed net income as calculated in accordance with GAAP.

INVESTMENTS IN MORTGAGE LOANS SECURED BY REAL ESTATE PORTFOLIO

As of June 30, 2004, the Company had investments in mortgage loans secured by real estate totaling $14.6 million, including nine loans of which all were secured by first deeds of trust.

As of June 30, 2004, the weighted average contractual interest rate on the Company’s investment in mortgage loans is 11.95%. These mortgage loans have contractual maturities within the next 24 months.

Losses may occur from investing in mortgage loans. The amount of losses will vary as the loan portfolio is affected by changing economic conditions, the financial position of borrowers, and changes in collateral values from time of loan origination.

The conclusion that a mortgage loan is uncollectible or that collectibility is doubtful is a matter of judgment. On a quarterly basis, the Manager evaluates the Company’s mortgage loan portfolio for impairment. The fact that a loan is temporarily past due does not necessarily mean that the loan is impaired. Rather, all relevant circumstances are considered by the Manager to determine impairment and the need for specific reserves. This evaluation considers among other matters:

•	prevailing economic conditions;

•	historical experience;

•	the nature and volume of the loan portfolio;

•	the borrowers’ financial condition and adverse situations that may affect the borrowers’ ability to pay;

•	evaluation of industry trends;

•	review and evaluation of loans identified as having loss potential; and

•	estimated fair value of any underlying collateral.

Based upon this evaluation the Company’s Manager believes that the allowance for loan losses totaling $72,500 included in the accompanying balance sheet as of June 30, 2004 is adequate to meet estimated credit losses.

Decisions regarding an allowance for loan losses require judgment about the probability of future events. As a result, there is an inherent risk that such judgment will prove incorrect. In such event, actual losses may exceed (or be less than) the amount of any allowance. To the extent that the Company experiences losses greater than the amount of its allowance, the Company may incur a charge to its earnings that will adversely affect its operating results and the amount of any distributions payable to its members.

CRITICAL ACCOUNTING ESTIMATES

Revenue Recognition

Interest income on loans is accrued by the effective interest method. The Company does not recognize interest income from loans once they are determined to be impaired. A loan is impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement or when the payment of interest is 90 days past due.

Investments in Mortgage Loans

Investments in mortgage loans are secured by trust deeds and mortgages. Generally, all of the Company’s mortgage loans require interest only payments with a balloon payment of the principal at maturity. The Company has both the intent and ability to hold mortgage loans until maturity and therefore, mortgage loans are classified and accounted for as held for investment and are carried at amortized cost. Loans sold to or purchased from affiliates are accounted for at the principal balance and no gain or loss is recognized by the Company or any affiliate. Loan to value ratios are based on appraisals obtained at the time of loan origination and may not reflect subsequent changes in value estimates. Such appraisals are generally dated within 12 months of the date of loan origination and may be commissioned by the borrower. The appraisals may be for the current estimate of the “as-if developed” value of the property, which approximates the post-construction value of the collateralized property assuming that such property is developed. As-if developed values on raw land loans or acquisition and development loans often dramatically exceed the immediate sales value and may include anticipated zoning changes and timely successful development by the purchaser. As most of the appraisals will be prepared on an as-if developed basis, if a loan goes into default prior to any development of a project, the market value of the property may be substantially less than the appraised value. As a result, there may be less security than anticipated at the time the loan was originally made. If there is less security and a default occurs, the Company may not recover the full amount of the loan.

Allowance for Loan Losses

The Company maintains an allowance for loan losses on its investment in mortgage loans for estimated credit impairment in the Company’s investment in mortgage loans portfolio. The Manager’s estimate of losses is based on a number of factors including the types and dollar amounts of loans in the portfolio, adverse situations that may affect the borrower’s ability to repay, prevailing economic conditions and the underlying collateral securing the loan. Additions to the allowance are provided through a charge to earnings and are based on an assessment of certain factors which may indicate estimated losses on the loans. Actual losses on loans are recorded as a charge-off or a reduction to the allowance for loan losses. Subsequent recoveries of amounts previously charged off are added back to the allowance or included in income when the property is sold.

Secured Borrowing

Loans that have been participated to third party investors through intercreditor agreements (“Agreements”) are accounted for as secured borrowings in accordance with SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (“SFAS No. 140”). The Agreements provide the Company additional funding sources for mortgage loans whereby a third party investor (the “Investor”) may participate in certain mortgage loans with the Company, Vestin Mortgage, Vestin Fund I and/or Vestin Fund II (collectively, the “Lead Lenders”). In the event of borrower non-performance, the intercreditor agreements require the Lead Lenders to protect the Investor’s by (i) continuing to remit to the Investor the interest due on the participated loan amount; (ii) substituting an alternative loan acceptable to the Investor; or (iii) repurchasing the participated loan amount from the Investor for the outstanding balance plus accrued interest. Additionally, an Investor may participate in certain loans with Lead Lenders through participation agreements. Pursuant to the participation agreements, the Investor may invest in one or more loans with the Lead Lenders. In the event of borrower non-performance, the participation agreement allows the Investor to be repaid up to the amount of the Investor’s investment prior to the Lead Lenders being repaid. Mortgage loan financing under the participation arrangement is also accounted for as a secured borrowing in accordance with SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities.

CAPITAL AND LIQUIDITY

Liquidity is a measure of a company’s ability to meet potential cash requirements, including ongoing commitments to fund lending activities and for general operational purposes. The Company does not have any significant capital expenditures. Accordingly, the Company believes that cash held at bank institutions will be sufficient to meet the Company’s capital requirements in the next twelve months. The Company does not anticipate the need for hiring any employees, acquiring fixed assets such as office equipment or furniture, or incurring material office expenses during the next twelve months because the Manager will continue to manage the Company’s affairs. The Company is charged by the Manager a monthly management fee of up to 0.25% of the Company’s aggregate capital contributions. Pursuant to the Company’s Operating Agreement, the Company recorded management fees to the Manager during the three and six months ended June 30, 2004 of approximately $8,700 and $11,100, respectively.

During the six months ended June 30, 2004, cash flows provided by operating activities approximated $0.4 million. Investing activities consisted of cash provided by loan sales and payoffs of approximately $9.8 million and cash used in purchases of investments in mortgage loans approximating $24.5 million. Financing activities consisted of members’ distributions of $0.2 million (net of reinvestments) and issuance of member units totaling approximately $15.5 million.

As of June 30, 2004, members holding approximately 62% of our outstanding units have elected to reinvest their dividends. The level of dividend reinvestment will depend upon our performance as well as the number of our members who prefer to reinvest rather than receive current distributions of their income.

Any significant level of defaults on our outstanding loans could reduce the funds we have available for investment in new loans. Foreclosure proceedings may not generate full repayment of our loans and may result in significant delays in the return of invested funds. This would diminish our capital resources and would impair our ability to invest in new loans. In addition, any significant level of redemptions by our members would reduce the capital we have available for investment. Such redemptions are limited by the terms of our Operating Agreement to not more than 10% per calendar year and are subject to other conditions.

As of June 30, 2004, the Company did not have any significant non-performing assets which generally consist of non-performing loans or real estate held for sale.

At June 30, 2004, the Company had $0.9 million in cash and $26.7 million in total assets. It appears the Company has sufficient working capital to meet its operating needs in the near term.

As of June 30, 2004, the Company had secured borrowings of $10.0 million related to intercreditor and certain participation agreements with various loan participants (“Investors”). Pursuant to the intercreditor agreements, the Investor may invest in certain loans with Vestin Mortgage, Vestin Fund I, Vestin Fund II and the Company (collectively, the “Lead Lenders”). In the event of borrower non-performance, the intercreditor agreements require the Lead Lenders to protect the Investors by (i) continuing to remit to the Investor the interest due on the participation amount; (ii) substituting an alternative loan acceptable to the Investor; or (iii) repurchasing the participation from the Investor for the outstanding balance of the participation plus accrued interest. Additionally, an Investor may participate in certain loans with Lead Lenders through participation agreements. Pursuant to the participation agreements, the Investor may invest in one or more loans with the Lead Lenders. In the event of borrower non-performance, the participation agreement allows the Investor to be repaid up to the amount of the Investor’s investment prior to the Lead Lenders being repaid. Mortgage loan financing under the intercreditor and participation agreements are accounted for as a secured borrowing in accordance with SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.

The Company maintains working capital reserves of approximately 3% of aggregate members’ capital accounts in cash. This reserve is available to pay expenses in excess of revenues, satisfy obligations of underlying security properties, expend money to satisfy unforeseen obligations and for other permitted uses of the working capital. Working capital reserves of up to 3% are included in the funds committed to loan investments in determining what proportion of the offering proceeds and reinvested distributions have been invested in mortgage loans.

FACTORS AFFECTING THE COMPANY’S OPERATING RESULTS

The Company’s business is subject to numerous factors affecting its operating results. In addition to the factors discussed above, the Company’s operating results may be affected by:

Risks of Investing in Mortgage Loans

•	The Company’s underwriting standards and procedures are more lenient than conventional lenders in that the Company will invest in loans to borrowers who will not be required to meet the credit standards of conventional mortgage lenders.

•	The Company approves mortgage loans more quickly than other mortgage lenders. Due to the nature of loan approvals, there is a risk that the credit inquiry the Company’s Manager performs will not reveal all material facts pertaining to the borrower and the security.

•	Appraisals may be performed on an “as-if developed” basis, if a loan goes into default prior to development of a project, the market value of the property may be substantially less than the appraised value. As a result, there may be less security than anticipated at the time the loan was originally made. If there is less security and a default occurs, the Company may not recover the full amount of the loan. `

•	The Company’s results of operations will vary with changes in interest rates and with the performance of the relevant real estate markets.

•	If the economy is healthy, the Company expects that more people will be borrowing money to acquire, develop or renovate real property. However, if the economy grows too fast, interest rates may increase too much and the cost of borrowing may become too expensive. This could result in a slowdown in real estate lending which may mean the Company will have fewer loans to acquire, thus reducing the Company’s revenues and the distributions to members.

•	If, at a time of relatively low interest rates, a borrower should prepay obligations that have a higher interest rate from an earlier period, investors will likely not be able to reinvest the funds in mortgage loans earning that higher rate of interest. In the absence of a prepayment fee, the investors will receive neither the anticipated revenue stream at the higher rate nor any compensation for their loss. This in turn could harm the Company’s reputation and make it more difficult for the Company to attract investors willing to acquire interest in mortgage loans.

Risk of Defaults

The Company’s performance will be directly impacted by any defaults on the loans in its portfolio. As noted above, the Company may experience a higher rate of defaults than conventional mortgage lenders. The Company seeks to mitigate the risk by estimating the value of the underlying collateral and insisting on low loan to value ratios. However, no assurance can be given that these efforts will fully protect the Company against losses on defaulted loans. Moreover, during the period of time when a defaulted loan is the subject of foreclosure proceedings, it is likely that the Company will earn less (if any) income from such loans, thereby reducing the Company’s earnings.

Competition for Borrowers

The Company considers its competitors for borrowers to be the providers of non-conventional mortgage loans, that is, lenders who offer short-term, equity-based loans on an expedited basis for higher fees and rates than those charged by conventional lenders and mortgage loans investors, such as commercial banks, thrifts, conduit lenders, insurance companies, mortgage brokers, pension funds and other financial institutions that offer conventional mortgage loans. Many of the companies against which the Company competes have substantially greater financial, technical and other resources than the Company does. Competition in the Company’s market niche depends upon a number of factors including price and interest rates of the loan, speed of loan processing, cost of capital, reliability, quality of service and support services.

Effect of Fluctuations in the Economy

The Company’s sole business, making loans secured by real estate, is particularly vulnerable to changes in macroeconomic conditions. Any significant decline in economic activity, particularly in the geographical markets in which the Company concentrates its loans, could result in a decline in the demand for real estate development loans. In order to stay fully invested during a period of declining demand for real estate loans, the Company may be required to make loans on terms less favorable to the Company or to make loans involving greater risk to the Company. Declines in economic activity are often accompanied by a decline in prevailing interest rates. Although the Company’s lending rates are not directly tied to the Federal Reserve Board’s discount rate, a sustained and widespread decline in interest rates will impact the interest the Company is able to earn on its loans. Since the Company’s loans generally do not have prepayment penalties, declining interest rates may also cause the Company’s borrowers to prepay their loans and the Company may not be able to reinvest the amounts prepaid in loans generating a comparable yield. Moreover, any significant decline in economic activity could adversely impact the ability of the Company’s borrowers to complete their projects and obtain take out financing. This in turn could increase the level of defaults the Company may experience.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company is exposed to market risk, primarily from changes in interest rates. The Company does not have any assets or liabilities denominated in foreign currencies nor does it own any options, futures or other derivative instruments.

Most of the Company’s assets consist of mortgage loans, including those that are financed under intercreditor agreements. Loans financed under intercreditor and participation agreements approximated $10.0 million at June

30, 2004 and are classified as assets under secured borrowing. Such financing is at a weighted average contractual interest rate of 11.95%. These mortgage loans mature within the next 24 months. All of the outstanding mortgage loans at June 30, 2004 are fixed rate loans. All of the mortgage loans are held for investment purposes and are held to their maturity date. None of the mortgage loans have prepayment penalties.

As of June 30, 2004, the Company had cash totaling $0.9 million. The Company anticipates that approximately 3% of its assets will be held in such accounts as cash reserves. Additional deposits in such accounts will be made as funds are received by the Company from new investors and repayment of loans pending the deployment of such funds in new mortgage loans. The Company believes that these financial assets do not give rise to significant interest rate risk due to their short-term nature.

LEGAL PROCEEDINGS

The staff of the Pacific Regional Office of the Securities and Exchange Commission (“SEC”) has been conducting an informal inquiry into certain matters related to the Company, Vestin Group, Vestin Fund I and Vestin Fund II. The staff of the SEC has not identified the reasons for its inquiry, which remains ongoing as of August 23, 2004. The Company believes that it has complied with SEC disclosure requirements and is fully cooperating with the inquiry. The Company cannot at this time predict the outcome of the inquiry.

The Company believes that it is not a party to any pending legal or arbitration proceedings that would have a material adverse effect on the Company’s financial condition or results of operations or cash flows, although it is possible that the outcome of any such proceedings could have a material impact on the Company’s net income in any particular period.

INDEX TO FINANCIAL STATEMENTS

VESTIN FUND III, LLC
Balance Sheets as of June 30, 2004 (Unaudited) and December 31, 2003	S-9
Statements of Income for the Three and Six Months Ended June 30, 2004 and for the Period from April 16, 2003 (Inception) through June 30, 2003 (Unaudited)	S-10
Statement of Members’ Equity for the Six Months Ended June 30, 2004 (Unaudited)	S-11
Statements of Cash Flows for the Six Months Ended June 30, 2004 and for the Period from April 16, 2003 (Inception) through June 30, 2003 (Unaudited)	S-12
Condensed Notes to Financial Statements (Unaudited)	S-13
VESTIN GROUP, INC. AND SUBSIDIARIES
Consolidated Balance Sheets as of June 30, 2004 (Unaudited)	S-19
Consolidated Statements of Operations for the Three and Six Months Ended June 30, 2004 and June 30, 2003 (Unaudited)	S-20
Consolidated Statement of Stockholders’ Equity for the Six Months Ended June 30, 2004 (Unaudited)	S-21
Consolidated Statements of Cash Flows for the Six Months Ended June 30, 2004 and June 30, 2003 (Unaudited)	S-22
Condensed Notes to Consolidated Financial Statements (Unaudited)	S-24

Vestin Fund III, LLC

BALANCE SHEETS

	JUNE 30, 2004	DECEMBER 31, 2003
	(UNAUDITED)
ASSETS
Cash	$889,081	$4,952
Interest receivable	181,504	—
Investment in mortgage loans, net of allowance for loan losses of $72,500 as of June 30, 2004	14,586,463	—
Deposit on investment in real property	125,000	—
Assets under secured borrowings	10,042,362	—
Deferred offering costs	848,200	667,437

	$26,672,610	$672,389

LIABILITIES AND MEMBERS’ EQUITY
Liabilities
Due to Manager	$932,766	$673,088
Due to Vestin Group	8,982	—
Secured borrowings	10,042,362	—

Total liabilities	10,984,110	673,088
Members’ equity — Minimum 1,000,000 units, maximum 12,000,000 units issued at $10 per unit, 1,562,415 units outstanding at June 30, 2004	15,688,500	(699)

Total members’ equity	15,688,500	(699)

Total liabilities and members’ equity	$26,672,610	$672,389

The accompanying notes are an integral part of these statements.

Vestin Fund III, LLC

STATEMENTS OF INCOME

(unaudited)

			For the Period from
	For the Three	For the Six	April 16, 2003 (date of
	Months Ended	Months Ended	inception) through
	June 30, 2004	June 30, 2004	June 30, 2003
Revenues
Interest income from investments in mortgage loans	$627,518	$926,075	$—
Other revenues	20,389	26,170	—

Total revenues	647,907	952,245	—

Operating expenses
Management fees	8,654	11,147	—
Interest expense	242,451	359,814	—
Provision for loan losses	72,500	72,500	—
Legal expenses	34,204	34,204	—
Other	3,105	5,700	381

Total operating expenses	360,914	483,365	381

NET INCOME	$286,993	$468,880	$(381)

Net income allocated to members	$286,993	$468,880	$(381)

Net income allocated to members per weighted average membership units	$0.22	$0.45	$—

Weighted average membership units	1,317,948	1,053,509	—

The accompanying notes are an integral part of these statements.

Vestin Fund III, LLC

STATEMENT OF MEMBERS’ EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2004

(unaudited)

	Units	Amount
Members’ equity at 12/31/03	—	$(699)
Issuance of units	1,546,663	15,466,633
Distributions	—	(403,834)
Reinvestments of distributions	15,752	157,520
Net income	—	468,880

Members’ equity at 6/30/04	1,562,415	$15,688,500

The accompanying notes are an integral part of these statements.

Vestin Fund III, LLC

STATEMENTS OF CASH FLOWS

(unaudited)

	For the Six	For the period from
	Months Ended	April 16, 2003 (Inception)
	June 30, 2004	through June 30, 2003
Cash flows from operating activities:
Net income (loss)	$468,880	$(381)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Change in operating assets and liabilities:
Interest receivable	(181,504)	—
Provision for loan losses	72,500	—
Due to Manager	78,915	5,381
Due to Vestin Group	8,982	—

Net cash provided by operating activities	447,773	5,000

Cash flows from investing activities:
Deposit on investment in real property	(125,000)	—
Proceeds received from sale of mortgage loans to private investor	2,113,791	—
Proceeds from loan payoff	7,732,962	—
Purchase of investments in mortgage loans from Fund II	(10,000,000)	—
Investments in mortgage loans on real estate	(14,505,716)	—

Net cash used by investing activities	(14,783,963)	—

Cash flows from financing activities:
Proceeds from issuance of member units	15,466,633	—
Reinvestments of distributions	157,520	—
Distributions	(403,834)	—

Net cash provided by financing activities	15,220,319	—

NET CHANGE IN CASH	884,129	5,000

Cash, beginning	4,952	—

Cash, ending	$889,081	$5,000

Interest paid during the period	$—	$—

Non-cash financing activities:
Offering costs paid by Manager and Vestin Group recorded as deferred offering costs and due to Manager on the accompanying balance sheet.	$180,763	$129,526

Change in loans funded through secured borrowing	$14,658,963	$—

The accompanying notes are an integral part of these statements.

VESTIN FUND III, LLC

CONDENSED NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2004

(Unaudited)

NOTE A — ORGANIZATION

Vestin Fund III, LLC, a Nevada limited liability company (the “Company”), is primarily engaged in the business of investing in mortgage loans, where collateral is real property, and intends to invest in income-producing real property such as office, industrial and retail properties, multifamily residential units, and assisted living facilities. The Company was organized on April 16, 2003 and will continue until December 31, 2023 unless dissolved or extended under the provisions of the Company’s Operating Agreement. As a company investing in mortgage loans and real estate and raising funds through a public offering, the Company is subject to the North American Securities Administration Act Mortgage Program Guidelines and Real Estate Guidelines (collectively, the “NASAA Guidelines”) promulgated by the state securities administrators.

The manager of the Company is Vestin Mortgage, Inc. (the “Manager”), a Nevada corporation engaged in the business of brokerage, placement and servicing of commercial loans secured by real property. The Manager is a wholly owned subsidiary of Vestin Group, Inc. (“Vestin Group”), a Delaware corporation, whose common stock is publicly held and traded on the Nasdaq SmallCap Market under the symbol “VSTN.” Through its subsidiaries, Vestin Group is engaged in asset management, real estate lending and other financial services and has originated over $1.8 billion in real estate loans. The Operating Agreement of the Company provides that the Manager controls the daily operating activities of the Company; including the power to assign duties, to determine how to invest the Company’s assets, to sign bills of sale, title documents, leases, notes, security agreements, mortgage investments and contracts, and to assume direction of the business operations. As a result, the operating results of the Company are dependent on the Manager’s ability and intent to continue to service the Company’s assets. The operating agreement also provides that the members have certain rights, including the right to terminate the Manager subject to a majority vote of the members.

Vestin Mortgage, Inc. is also the manager of Vestin Fund I, LLC (“Fund I”), Vestin Fund II, LLC (“Fund II”) and in Vestin Nevada, Inc., entities in similar businesses as the Company.

The financial statements have been prepared in accordance with Securities and Exchange Commission requirements for interim financial statements. Therefore, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States (“GAAP”) for complete financial statements. The financial statements should be read in conjunction with the financial statements and notes thereto contained in the Company’s annual report on Form 10-K for the year ended December 31, 2003.

The results of operations for the interim periods shown in this report are not necessarily indicative of results to be expected for the full year. In the opinion of management, the information contained herein reflects all adjustments necessary to make the results of operations for the interim periods a fair statement of such operation. All such adjustments are of a normal recurring nature.

Certain reclassifications have been made to the prior period’s financial statements to conform with current year presentation.

NOTE B — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. MANAGEMENT ESTIMATES

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. INVESTMENTS IN MORTGAGE LOANS

Investments in mortgage loans are secured by trust deeds and mortgages. Generally, all of the Company’s mortgage loans require interest only payments with a balloon payment of the principal at maturity. The Company has both the intent and ability to hold mortgage loans until maturity and therefore, mortgage loans are classified and accounted for as held for investment and are carried at amortized cost. Loans sold to or purchased from affiliates are accounted for at the principal balance and no gain or loss is recognized by the Company or any affiliate. Loan-to-value ratios are based on appraisals obtained at the time of loan origination and may not reflect subsequent changes in value estimates. Such appraisals, which may be commissioned by the borrower, are generally dated within 12 months of the date of loan origination. The appraisals may be for the current estimate of the “as-if developed” value of the property, which approximates the post-construction value of the collateralized property assuming that such property is developed. As-if developed values on raw land loans or acquisition and development loans often dramatically exceed the immediate sales value and may include anticipated zoning changes and timely successful development by the purchaser. As most of the appraisals will be prepared on an as-if developed basis, if a loan goes into default prior to any development of a project, the market value of the property may be substantially less than the appraised value. As a result, there may be less security than anticipated at the time the loan was originally made. If there is less security and a default occurs, the Company may not recover the full amount of the loan.

3. DEFERRED OFFERING COSTS

Vestin Mortgage will be reimbursed by the Company for out of pocket offering costs in an amount not to exceed 2% of the gross proceeds of the offering. As of June 30, 2004, the Company had incurred approximately $848,000 of offering costs paid by Vestin Mortgage on behalf of the Company, which amounts were recorded as deferred offering costs. These deferred offering costs, which are primarily legal, accounting and registration fees, will be converted to membership units at a price of $10 per unit once the Company receives sufficient gross proceeds to ensure the deferred offering costs do not exceed 2% of the gross proceeds of the offering. Any additional offering costs incurred by the Company will be converted to membership units in the Company up to 2% of the gross proceeds of the offering and any additional costs will be absorbed by Vestin Mortgage.

4. ALLOWANCE FOR LOAN LOSSES

The Company maintains an allowance for loan losses on its investment in mortgage loans for estimated credit losses in the Company’s investment in mortgage loans portfolio. The Manager’s estimate of losses is based on a number of factors including the types and dollar amounts of loans in the portfolio, adverse situations that may affect the borrower’s ability to repay, prevailing economic conditions and the underlying collateral securing the loan. Additions to the allowance are provided through a charge to earnings and are based on an assessment of certain factors which may indicate estimated losses on the loans. Actual losses on loans are recorded as a charge-off or a reduction to the allowance for loan losses. Subsequent recoveries of amounts previously charged off are added back to the allowance or included in income when the property is sold.

5. SECURED BORROWINGS

As of June 30, 2004, the Company had secured borrowings of $10.0 million related to intercreditor and certain participation agreements with various loan participants (“Investors”). Pursuant to the intercreditor agreements, the Investor may invest in certain loans with Vestin Mortgage, Vestin Fund I, Vestin Fund II and the Company (collectively, the “Lead Lenders”). In the event of borrower non-performance, the intercreditor agreements require the Lead Lenders to protect the Investor by (i) continuing to remit to the Investor the interest due on the participation amount; (ii) substituting an alternative loan acceptable to the Investor; or (iii) repurchasing the participation from the Investor for the outstanding balance of the participation plus accrued interest.

Additionally, an Investor may participate in certain loans with Lead Lenders through participation agreements. Pursuant to the participation agreements, the Investor may invest in one or more loans with the Lead Lenders. In the event of borrower non-performance, the participation agreement allows the Investor to be repaid up to the amount of the Investor’s investment prior to the Lead Lenders being repaid.

Mortgage loan financing under the intercreditor and participation agreements are accounted for as a secured borrowing in accordance with SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.

NOTE C — INVESTMENTS IN MORTGAGE LOANS

Investments in mortgage loans as of June 30, 2004 are as follows:

	Number		Weighted
Loan	Of		Average	Portfolio	Loan
Type	Loans	Balance	Interest Rate	Percentage	To Value*
Acquisition and development	1	$1,333,748	13.00%	9.10%	52.70%
Bridge	4	9,761,408	11.70%	66.59%	56.63%
Commercial	1	1,407,184	12.00%	9.60%	69.28%
Construction	1	156,623	11.00%	1.07%	63.03%
Land	2	2,000,000	12.50%	13.64%	72.91%

	9	$14,658,963	11.95%	100.00%	59.83%

* Loan to value ratios are based on appraisals obtained at the time of loan origination and may not reflect subsequent changes in value estimates. Such appraisals, which may be commissioned by the borrower, are generally dated no greater than 12 months prior to the date of loan origination. The appraisals may be for the current estimate of the “as-if developed” value of the property, which approximates the post-construction value of the collateralized property assuming that such property is developed. As-if developed values on raw land loans or acquisition and development loans often dramatically exceed the immediate sales value and may include anticipated zoning changes, selection by a purchaser against multiple alternatives, and successful development by the purchaser; upon which development is dependent on availability of financing. As most of the appraisals will be prepared on an as-if developed basis, if a loan goes into default prior to any development of a project, the market value of the property may be substantially less than the appraised value. As a result, there may be less security than anticipated at the time the loan was originally made. If there is less security and a default occurs, the Company may not recover the full amount of the loan.

As of June 30, 2004, all of the Company’s loans were secured by first deeds of trust.

The following is a schedule of contractual maturities of investments in mortgage loans as of June 30, 2004:

2004	$5,612,367
2005	3,490,371
2006	5,556,225

$14,658,963

The following is a schedule by geographic location of investments in mortgage loans as of:

	June 30, 2004	Portfolio
	Balance	Percentage
Arizona	$6,556,225	44.73%
Florida	4,000,000	27.29%
Hawaii	1,407,184	9.60%
Nevada	2,695,554	18.39%

	$14,658,963	100.00%

The Company has six mortgage loan products consisting of bridge, commercial, construction, acquisition and development, land, and residential loans. The effective interest rates on all product categories range from 10% to 14%. Revenue by product will fluctuate based upon relative balances during the period.

At June 30, 2004, all of the Company’s loans were performing (less than 90 days past due on interest payments). The Company’s Manager periodically evaluates all loans and concluded the underlying collateral is sufficient to protect the Company. Accordingly, no specific allowance for loan losses was deemed necessary for any loans in the portfolio.

The Company’s Manager has evaluated the collectibility of the loans in light of the types and dollar amounts of loans in the portfolio, adverse situations that may affect the borrower’s ability to repay, prevailing economic conditions and the underlying collateral securing the loan. The Company’s Manager believes that a general allowance for loan losses totaling $72,500 included in the accompanying balance sheet as of June 30, 2004 is adequate to address estimated credit losses in the Company’s investment in mortgage loan portfolio as of that date.

Decisions regarding an allowance for loan losses requires management’s judgment. As a result, there is an inherent risk that such judgment will prove incorrect. In such event, actual losses may exceed (or be less than) the amount of any allowance. To the extent that the Company experiences losses greater than the amount of its allowance, the Company may incur a charge to its earnings that will adversely affect its operating results and the amount of any distributions payable to its members.

The following is a rollforward of the allowance for loan losses for the six months ended June 30, 2004:

	Balance at		Balance at
Description	January 1, 2004	Provisions	June 30, 2004
General Valuation Allowance	$—	$72,500	$72,500

NOTE D — DEPOSIT ON INVESTMENT IN REAL PROPERTY

As of June 30, 2004, the Company has deposited $125,000 to an escrow account for the purchase of an approximate 40,000 square foot new office building as further discussed in Note E. The purchase price is $9.9 million and once the transaction is consummated, the building will be fully leased earning gross rents of $71,645 per month beginning on August 1, 2004.

NOTE E — RELATED PARTY TRANSACTIONS

For the three and six months ended June 30, 2004, the Company recorded management fees to the Company’s Manager of approximately $8,700 and $11,000, respectively. Additionally, for the three and six months ended June 30, 2004, the Company recorded pro rata distributions owed to the Company’s Manager of approximately $22,000 and $37,000, respectively.

As of June 30, 2004, amounts due to the Manager and Vestin Group approximating $942,000 are primarily related to deferred offering costs paid on behalf of the Company.

See also Note J – Subsequent Events.

NOTE F — SECURED BORROWINGS

As of June 30, 2004, the Company had $10.0 million in secured borrowings pursuant to intercreditor and certain participation agreements with the related amounts included in assets under secured borrowings. For the three and six month periods ended June 30, 2004, the Company recorded interest expense of approximately $242,000 and $360,000, respectively, related to the secured borrowings.

NOTE G — RECENT ACCOUNTING PRONOUNCEMENTS

In December 2003, the Financial Accounting Standards Board revised Interpretation No. 46, Consolidation of Variable Interest Entities (“FIN 46”). The Company has evaluated its relationships and interest in entities that might be considered VIEs and concluded that no prerequisite conditions exist. Accordingly, the adoption of FIN 46 did not have an effect on the Company’s financial statements.

NOTE H — LEGAL MATTERS INVOLVING THE MANAGER

Vestin Group, Vestin Mortgage, and Del Mar Mortgage, Inc., a company wholly owned by Michael Shustek, the largest shareholder and CEO of Vestin Group, are defendants in a civil action entitled Desert Land, L.L.C. et al. v. Owens Financial Group, Inc. et al (the “Action”). The Action was initiated by Desert Land, L.L.C. (“Desert Land”) on various loans arranged by Del Mar Mortgage, Inc. and/or Vestin Mortgage. On April 10, 2003, the United States District Court for the District of Nevada (the “Court”) entered judgment jointly and severally in favor of Desert Land against Vestin Group, Vestin Mortgage and Del Mar Mortgage, Inc. Judgment was predicated upon the Court’s finding that Del Mar Mortgage, Inc. received an unlawful penalty fee from the plaintiffs.

Defendants subsequently filed a motion for reconsideration. The Court denied the motion and, on August 13, 2003, held that Vestin Group, Vestin Mortgage, and Del Mar Mortgage, Inc. are jointly and severally liable for the judgment in the amount of $5,683,312 (which amount includes prejudgment interest and attorney’s fees). On August 27, 2003, the Court stayed execution of the judgment against Vestin Group and Vestin Mortgage based upon the posting of a bond in the amount of $5,830,000. Mr. Shustek personally posted a cash bond without any cost or obligation to Vestin Group and Vestin Mortgage. Additionally, Del Mar Mortgage, Inc. has indemnified Vestin Group and Vestin Mortgage for any losses and expenses in connection with the Action, and Mr. Shustek has guaranteed the indemnification with his cash bond. On September 12, 2003, all of the defendants held liable to Desert Land appealed the judgment to the Ninth Circuit United States Court of Appeals. The Company is not a party to the Action.

On May 30, 2003, Vestin Mortgage filed a civil action for damages in the amount of approximately $2,000,000 against First American Title Company in the Utah Third District Court (Case No. 030912242) for various causes of action in connection with First American Title Company’s alleged failure to note in its title report a bond assessment on certain foreclosed land in Utah. First American Title Company subsequently filed for dismissal and the case was dismissed on November 5, 2003. On March 2, 2004, Vestin Mortgage appealed the judgment to the Utah Court of Appeals.

The Company’s Manager is involved in a number of legal proceedings concerning matters arising in connection with the conduct of its business activities. The Manager believes it has meritorious defenses to each of these actions and intends to defend them vigorously. The Manager believes that it is not a party to any pending legal or arbitration proceedings that would have a material adverse effect on the Manager’s financial condition or results of operations or cash flows, although it is possible that the outcome of any such proceedings could have a material impact on the Manager’s net income in any particular period.

NOTE I — LEGAL MATTERS INVOLVING THE COMPANY

The staff of the Pacific Regional Office of the Securities and Exchange Commission (“SEC”) has been conducting an informal inquiry into certain matters related to the Company, Vestin Group, Vestin Fund I and Vestin Fund II. The staff of the SEC has not identified the reasons for its inquiry, which remains ongoing as of August 16, 2004. The Company believes that it has complied with SEC disclosure requirements and is fully cooperating with the inquiry. The Company cannot at this time predict the outcome of the inquiry.

The Company believes that it is not a party to any pending legal or arbitration proceedings that would have a material adverse effect on the Company’s financial condition or results of operations or cash flows, although it is possible that the outcome of any such proceedings could have a material impact on the Company’s net income in any particular period.

NOTE J –SUBSEQUENT EVENTS

On May 19, 2004, the Company entered into an agreement to purchase an office building located in Las Vegas, Nevada (the “Property”) for $9.9 million. Construction on the approximately 41,000 square foot Property has recently been completed. On March 31, 2003, the Company’s Manager had entered into a ten-year lease agreement with the unrelated party whereby the Manager will rent the entire building at a rate of $71,645 per month, which shall increase by 4% each year. The Company has obtained an analysis of the terms of such lease from an independent third party, which confirms the lease rate represents a reasonable market rate reasonable to both the Company and the Manager.

The Company will provide approximately 50% of the purchase price from its capital and will borrow approximately $5.0 million. The loan will have a ten year term at an interest rate of the greater of 5.4% or the sum of (i) the current ten year U.S. Treasury note as determined by the lender and (b) 86 basis points. Interest will be paid monthly.

The unrelated party purchased the real estate underlying the Property in March 2003 from a company wholly owned by Michael Shustek, the principal stockholder and Chief Executive Officer of the Manager, who has advised the Manager that he earned a profit of approximately $1 million in connection with the sale of such real estate to the unrelated party.

The Company expects to close the purchase of the Property in August 2004.

Vestin Group, Inc. and Subsidiaries

CONSOLIDATED BALANCE SHEET

June 30, 2004

(Unaudited)

ASSETS
Cash	$3,954,712
Accounts receivable	1,806,657
Interest receivable	7,645
Due from related parties	2,966,079
Note receivable	400,000
Notes receivable — related party	57,964
Investments in real estate held for sale	7,078,754
Investments in mortgage loans on real estate, net of allowance of $110,000	218,035
Other investments — related parties	3,403,215
Deferred tax asset	1,337,144
Property and equipment, net	1,330,043
Other assets	206,792

Total assets	$22,767,040

LIABILITIES AND STOCKHOLDERS’ EQUITY
Accounts payable and accrued expenses	$1,964,813
Due to related parties	655,555
Dividend payable	53,983
Deferred income	2,012,500
Income taxes payable	2,314,569
Notes payable — related party	2,335,518
Notes payable	374,654
Capital leases payable	126,740

Total liabilities	9,838,332

Commitments and contingencies	—
Stockholders’ equity
Preferred stock, $.0001 par value; 20 million shares authorized; 647,800 shares issued and outstanding	65
Common stock, $.0001 par value; 100 million shares authorized 4,853,590 shares issued and outstanding	485
Additional paid-in capital	7,646,740
Retained earnings	5,281,418

Total stockholders’ equity	12,928,708

Total liabilities and stockholders’ equity	$22,767,040

The accompanying notes are an integral part of these statements.

Vestin Group, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

	For the Three Months Ended		For the Six Months Ended
	June 30, 2004	June 30, 2003	June 30, 2004	June 30, 2003
Revenues
Loan placement and related fees	$4,875,818	$6,636,766	$13,028,844	$12,396,512
Interest income	37,688	183,737	81,177	367,598
Gain from settlement of lawsuit	—	—	5,850,000	—
Other revenues	477,935	372,730	886,133	798,850

Total revenues	5,391,441	7,193,233	19,846,154	13,562,960

Expenses
Sales and marketing expenses	857,610	2,815,242	3,725,947	5,634,781
General and administrative expenses	3,002,864	3,376,849	6,870,574	6,934,332
Valuation losses on real estate held for sale	945,860	1,287,883	1,545,860	1,287,883
Bad debt expense	81,591	715,301	81,591	715,301
Capital contribution to Fund I	—	—	—	1,600,000
Interest expense	4,223	104,591	17,148	199,950

Total expenses	4,892,148	8,299,866	12,241,120	16,372,247

Income (loss) from operations before provision (benefit) for income taxes	499,293	(1,106,633)	7,605,034	(2,809,287)
Provision (benefit) for income taxes	172,796	(376,255)	2,598,060	(955,157)

NET INCOME (LOSS)	326,497	(730,378)	5,006,974	(1,854,130)

Preferred stock dividends	(180,061)	(225,228)	(404,511)	(452,178)

Net income (loss) applicable to common shareholders	$146,436	$(955,606)	$5,411,485	$(2,306,308)

Earnings (loss) per common share — Basic	$0.03	$(0.18)	$1.06	$(0.43)

Earnings (loss) per common share — Diluted	$0.02	$(0.18)	$0.78	$(0.43)

Weighted average number of common shares outstanding — Basic	5,022,781	5,328,340	5,086,560	5,328,031

Weighted average number of common shares outstanding — Diluted	6,895,625	5,328,340	6,948,047	5,328,031

The accompanying notes are an integral part of these statements.

Vestin Group, Inc. and Subsidiaries

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY

For the Six Months Ended June 30, 2004

(Unaudited)

	Preferred Stock		Common Stock		Treasury Stock		Additional Paid-in	Retained
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Earnings	Total
Balance at January 1, 2004	897,800	$90	5,328,340	$532	(178,000)	$(544,305)	$9,767,187	$678,955	$9,902,459
Expenses related to issuance of warrants	—	—	—	—	—	—	1,856,604	—	1,856,604
Dividends paid on preferred stock	—	—	—	—	—	—	—	(404,511)	(404,511)
Purchase of treasury stock	—	—	—	—	(296,750)	(682,818)	—	—	(682,818)
Redemption of preferred stock	(250,000)	(25)	—	—	—	—	(2,749,975)	—	(2,750,000)
Retirement of treasury stock	—	—	(474,750)	(47)	474,750	1,227,123	(1,227,076)	—	—
Net income	—	—	—	—	—	—	—	5,006,974	5,006,974

Balance at June 30, 2004	647,800	$65	4,853,590	$485	—	$—	$7,646,740	$5,281,418	$12,928,708

The accompanying notes are an integral part of these statements.

Vestin Group, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	For the Six Months Ended
	June 30, 2004	June 30, 2003
Cash flow from operating activities:
Net income (loss)	$5,006,974	$(1,854,130)
Adjustments to reconcile net income (loss) from operations to net cash provided by operating activities:
Depreciation	118,748	62,079
Bad debt	81,591	—
Stock based compensation	1,856,604	464,151
Capital contribution to Fund I	—	1,600,000
Gain from settlement of lawsuit	(3,600,000)	—
Provision for loan losses	—	110,000
Valuation loss on real estate held for sale	1,545,860	1,287,883
Changes in operating assets and liabilities:	—	—
Accounts receivable	478,288	278,041
Interest receivable	3,004	101,836
Due from related parties	(783,877)	(2,052,708)
Other assets	(62,587)	102,381
Deferred tax asset	542,384	—
Accounts payable and accrued expenses	(1,738,400)	1,273,004
Dividend payable	(20,834)	(833)
Due to related party	325,191	—
Deferred income	(862,500)	—
Income taxes payable	2,055,675	(955,158)

Net cash provided by operating activities	4,946,121	416,546

Cash flows from investing activities:
Purchase of property and equipment	(551,571)	(74,824)
Purchase of investment in real estate held for sale	—	(1,100,000)
Proceeds from sale of investment in real estate held for sale	2,011,589	—
Proceeds from payoff on note receivable — related party	30,000	—
Purchase of other investments — related party	295,000	(1,449)
Proceeds from other investments — related party	(266,453)	—
Proceeds from loan payoff	330,000	—
Proceeds from sale of investments in mortgage loans on real estate	—	8,058,939

Net cash provided by investing activities	1,848,565	6,882,666

The accompanying notes are an integral part of these statements.

Vestin Group, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS — CONTINUED

(Unaudited)

	For the Six Months Ended
	June 30, 2004	June 30, 2003
Cash flows from financing activities:
Payments on lines of credit	—	(7,000,000)
Proceeds from notes payable	—	1,078,997
Payment on notes payable - related party	—	(140,415)
Payments on notes payable	(1,100,000)	—
Payments on capital leases	(33,700)	—
Common stock options exercised	—	15,999
Redemption of preferred stock	(2,750,000)	(100,000)
Payment of dividend on preferred stock	(404,511)	(452,178)
Purchase of treasury stock	(682,818)	—
Payment of dividend on common stock	—	(639,372)

Net cash used in financing activities	(4,971,029)	(7,236,969)

NET CHANGE IN CASH	1,823,657	62,243

Cash at beginning of period	2,131,055	2,523,017

Cash at end of period	$3,954,712	$2,585,260

Supplemental cash flow information:
Cash paid for federal income taxes	$—	$—

Cash paid for interest	$12,925	$199,950

Non-cash investing and financing activities:
Dividends declared on preferred stock	$74,817	$75,650

Notes payable assumed through foreclosure	$—	$244,654

Notes payable — related parties assumed through foreclosure	$—	$802,363

Note payable related to capital contribution to Fund I	$—	$723,763

In substance receipt of amounts due from Fund I related to capital contribution in Fund I	$—	$876,237

Investments in real estate held for sale acquired through foreclosure	$—	$1,094,914

Investment in real estate held for sale acquired for investments in mortgage loans on real estate	$—	$478,829

The accompanying notes are an integral part of these statements.

VESTIN GROUP, INC.
AND SUBSIDIARIES

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 1 — BASIS OF PRESENTATION

Vestin Group, Inc. (“Vestin” or “the Company”) conducts its operations primarily through Vestin Mortgage, Inc., a wholly owned subsidiary (“Vestin Mortgage”). Vestin Mortgage operates as a mortgage broker licensed in the state of Nevada. Vestin Mortgage is engaged in the brokerage and placement of commercial loans secured by real property. Vestin Mortgage’s primary operations consist of the brokerage and placement of commercial, construction, acquisition and development, land, and residential mortgage loans secured by real property as well as managing three publicly held funds, Vestin Fund I, LLC (“Fund I”), Vestin Fund II, LLC (“Fund II”), and Vestin Fund III, LLC (“Fund III”), (collectively referred to as (the “Funds”) and an entity owned by the Company’s Chief Executive Officer, inVestin Nevada, Inc. (“inVestin Nevada”), all of which invest in mortgage loans. Fund III will also invest in real estate. Vestin Mortgage, as manager of the Funds and inVestin Nevada, will be referred to as “Manager.”

Vestin Capital, Inc., a wholly owned subsidiary of the Company (“Vestin Capital”), serves as the lead broker dealer on the sale of units for the Funds and also provides administrative services. Vestin Capital does not receive any commissions from the sale of units for the Funds. Rather, Vestin Capital receives an administrative fee from Vestin Mortgage related to the maintenance of investor files and general investor services.

Vestin Advisors, Inc., a wholly owned subsidiary of the Company, is a licensed trust company in the state of Nevada that serves as a custodian for individual retirement accounts of investors in Vestin products.

JLS Advertising, a wholly owned subsidiary of the Company, is an advertising company formed solely for the purposes of providing advertising buying power for the Company’s marketing efforts. There was no specific operating activity in this company during the three months ended June 30, 2004 and 2003.

The Company operates in one business segment.

The interim consolidated financial statements present the balance sheet, statements of operations, stockholders’ equity and cash flows of Vestin Group, Inc. and its subsidiaries. The interim consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant inter-company transactions and balances have been eliminated in consolidation.

The interim consolidated financial information is unaudited. In the opinion of management, all adjustments necessary to present fairly the financial position as of June 30, 2004 and the results of operations and cash flows presented herein have been included in the consolidated financial statements. Interim results are not necessarily indicative of results of operations for the full year.

The accompanying consolidated financial statements have been prepared in accordance with Securities and Exchange Commission requirements for interim financial statements. Therefore, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements. The financial statements should be read in conjunction with the Company’s Form 10-KSB/A and Form 10-KSB/A-2 for the year ended December 31, 2003.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates include expected useful lives of property and equipment, allowance for accounts receivable, allowances for investments in mortgage loans on real estate, and valuations of real estate held for sale. Changes in facts and circumstances may result in revised estimates, which are recorded in the period in which they become known.

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

The Company recognizes revenue primarily from loan placement fees, loan servicing fees and extension fees. Loan placement fees are generally recorded as revenue at the close of escrow and reduced by direct loan placement costs on loans which the Company has not recorded as investments in mortgage loans on its financial statements.

Typically, deeds of trust related to loans placed are initially in the Company’s name to facilitate the loan placement process. Upon arranging a funding source for such loans, the deeds of trust are assigned to the respective investor (i.e., the Funds). Loan servicing fees are recorded as revenue when such services are rendered. Servicing fees represent the interest spread between what is paid to the investor and what the borrower pays for the use of the money, which can vary from loan to loan. Servicing costs approximate servicing fees and therefore, the Company has not recognized a servicing asset or liability. Extension fees are generally recorded as revenue at the extension grant date.

Interest income on investments in mortgage loans on real estate is recorded when earned. The Company does not recognize interest income from loans once they are determined to be impaired. A loan is impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement or when the payment of interest is 90 days past due.

Investments in Real Estate Held for Sale

Real estate held for sale includes real estate acquired through foreclosure and is carried at the lower of cost or the property’s estimated fair value, less estimated costs to sell. The Company seeks to sell properties acquired through foreclosure as quickly as circumstances permit.

Investments in Mortgage Loans on Real Estate

Investments in mortgage loans are secured by trust deeds and mortgages. Generally, the Company’s mortgage loans require interest only payments, either through payments or decrease of an interest reserve, with a balloon payment of the principal at maturity. The Company has both the intent and ability to hold mortgage loans until maturity and therefore, mortgage loans are classified and accounted for as held for investment and are carried at cost. Loan to value ratios are based on appraisals obtained at the time of loan origination and may not reflect subsequent changes in value estimates. Such appraisals, which may be commissioned by the borrower, are generally dated within 12 months of the date of loan origination. The appraisals may be for the current estimate of the “as-if developed” value of the property, which approximates the post-construction value of the collateralized property assuming that such property is developed. As-if developed values on raw land loans or acquisition and development loans often drastically exceed the immediate sales value and may include anticipated zoning changes, selection by a purchaser against multiple alternatives, and successful development by the purchaser; upon which development is dependent on availability of financing. As most of the appraisals will be prepared on an as-if developed basis, if a loan goes into default prior to any development of a project, the market value of the property may be substantially less than the appraised value. As a result, there may be less security than anticipated at the time the loan was originally made. If there is less security and a default occurs, the Company may not recover the full amount of the loan.

Allowance for Loan Losses

The Company maintains an allowance for loan losses on its investment in mortgage loans for estimated credit impairment in the Company’s investment in mortgage loans portfolio. The Company’s estimate of losses is based on a number of factors including the types and dollar amounts of loans in the portfolio, adverse situations that may affect the borrower’s ability to repay, prevailing economic conditions and the underlying collateral securing the loan. Additions to the allowance are provided through a charge to earnings and are based on an assessment of certain factors including, but not limited to, estimated losses on the loans. Actual losses on loans are recorded as a charge-off or a reduction to the allowance for loan losses. Subsequent recoveries of amounts previously charged off are added back to the allowance or included in income when the property is sold.

Income taxes

The Company accounts for its income taxes using the liability method, which requires recognition of deferred tax assets and liabilities for the future tax consequences attributable to differences between carrying amounts of existing assets and liabilities and their respective tax bases and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

NOTE 3 — STOCK-BASED COMPENSATION

The Company has stock-based compensation plans covering the majority of its employees, a plan covering the Company’s Board of Directors, and plans related to employment contracts with certain executive officers of the Company. The Company accounts for stock-based compensation utilizing the intrinsic value method in accordance with the provisions of Accounting Principles Board Opinion No. 25 (“APB 25”), “Accounting for Stock Issued to Employees” and related Interpretations. Accordingly, no compensation expense is recognized for fixed option plans because the exercise prices of employee stock options equal or exceed the market prices of the underlying stock on the dates of grant.

Under APB 25, compensation cost is recognized for stock options granted to employees when the option is less than the market price of the underlying common stock on the date of grant. SFAS No. 123 (“SFAS 123”), “Accounting for Stock-Based Compensation” and SFAS No. 148 (“SFAS 148”), “Accounting for Stock-Based Compensation — Transition and Disclosure — an amendment of FASB Statement No. 123” require disclosures as if the Company had applied the fair value method to employee awards rather than the intrinsic value method. The Company has determined that it will not adopt SFAS 123 to account for employee stock options using the fair value method. The fair value of stock-based awards to employees is calculated through the use of option pricing models, even though such models were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which differ significantly from the Company’s stock option awards. These models also require subjective assumptions, including future stock price volatility and expected time to exercise, which greatly affect the calculated values. The Company’s fair value calculations for awards from stock option plans were made using the Black-Scholes option pricing model.

The following table represents the effect on net income (loss) and income (loss) per share if the Company had applied the fair value based method and recognition provisions SFAS 123 to stock-based employee compensation:

	For the six months ended
	June 30,	June 30,
	2004	2003
Net income (loss), as reported	$5,006,974	$(1,854,130)
Add: Stock-based compensation expense included in reported income (loss), net of related tax effects	1,856,604	464,151
Deduct: Total stock-based compensation expense determined under fair value based methods for all awards, net of related tax effects	(255,578)	(1,181,661)

Pro forma net income (loss)	$6,608,000	$(2,571,640)

Net income (loss) per common share
Basic income (loss), as reported	$1.06	$(0.43)

Basic income (loss), pro forma	$1.30	$(0.57)

Diluted income (loss), as reported	$0.78	$(0.43)

Diluted income (loss), pro forma	$0.95	$(0.57)

As required, the pro forma disclosures above include options granted since January 1, 1995. Consequently, the effects of applying SFAS 123 for providing pro forma disclosures may not be representative of the effects on reported net income for future years until all options outstanding are included in the pro forma disclosures. For purposes of pro forma disclosures, the estimated fair value of stock-based compensation plans and other options is amortized to expense primarily over the vesting period.

NOTE 4 — RELATED PARTY TRANSACTIONS

Notes receivable – In 2000, the Company loaned a former employee approximately $251,000 to enable him to operate, develop and grow a California real estate loan fund. The Company does not have any affiliations with the California real estate loan fund. The loan is unsecured but is a full recourse loan. The interest rate of 10% is payable on a semi-annual basis and the loan matures September 30, 2004. As of June 30, 2004, the principal balance on this loan was $57,964.

Due from related parties totaling $2,966,079 as of June 30, 2004 are comprised of the following:

Amounts due from Fund I totaling $654,558 relate to management fees, earnings on units in Fund I, and reimbursable expenses. Amounts due from Fund I bear no interest and are due on demand.

Amounts due from Fund II totaling $1,920,055 relate to management fees, earnings on units in Fund II, and reimbursable expenses. Amounts due from Fund II bear no interest and are due on demand.

Amounts due from Fund III totaling $53,107 relate to management fees and earnings on the Company’s investment in Fund III. Amounts due from Fund III bear no interest and are due on demand.

Advances to C-5, LLC totaling $198,620 relate to various expenses paid for travel related to an aircraft usage agreement as discussed below.

Amounts to be reimbursed pursuant to an indemnification agreement by the majority stockholder and Chief Executive Officer of the Company totaling $81,836 relate to various advances and legal costs paid by Vestin Mortgage.

Amounts due from inVestin Nevada, Inc. (“inVestin Nevada”) totaling $57,903 relate to management fees earned by Vestin Mortgage. Such amounts bear no interest and are due on demand. In October 2002, inVestin Nevada, a corporation wholly-owned by the Chief Executive Officer of the Company, was created as an additional funding source for the Company to raise $100,000,000 through the sale of subordinated notes to Nevada residents. Vestin Mortgage has entered into an agreement to provide management services to inVestin Nevada whereby Vestin Mortgage will receive a monthly management fee equal to the first four percent (4%) of revenues earned by the Company above the average aggregate interest paid to the debenture holders. For the three and six months ended June 30, 2004, Vestin Mortgage earned $36,423 and $52,057, respectively, related to the agreement.

Other investments – related parties totaling $3,403,215 as of June 30, 2004 are comprised of the following:

The Company’s investments in units of the Funds totaling $2,968,840.

Investments in collateralized mortgage obligations which are controlled by a company wholly owned by the Company’s Chief Executive Officer totaling $434,375.

During the three-month periods ended June 30, 2004 and 2003, the Company paid $362,415 and $283,102, respectively, for legal fees to a law firm in which the Secretary of the Company has an equity ownership interest. During the six-month periods ended June 30, 2004 and 2003, the Company paid $478,179 and $528,863, respectively, for legal fees to a law firm in which the Secretary of the Company has an equity ownership interest.

The Company’s Chief Financial Officer and Tax Manager are equity owners in L.L. Bradford & Company, LLC, a Certified Public Accounting firm (“L.L. Bradford”). For the three-month periods ended June 30, 2004 and 2003, approximately $243,583 and $54,955, respectively, was paid to L.L. Bradford for accounting and consulting services provided to the Company. For the six-month periods ended June 30, 2004 and 2003, approximately $268,583 and $92,455, respectively, was paid to L.L. Bradford for accounting and consulting services provided to the Company.

For the three-month periods ended June 30, 2004 and 2003, the Company recorded revenues of approximately $15,000 and $25,000, respectively, from its investment in Fund I as a result of distributions declared during those periods. For the six-month periods ended June 30, 2004 and 2003, the Company recorded revenues of approximately $28,000 and $52,000, respectively, from its investment in Fund I as a result of distributions declared during those periods. Vestin Mortgage, as the manager, is entitled to a monthly management fee of up to 0.25% of the aggregate capital contributions to Fund I. During each of the three month periods ended June 30, 2004 and 2003, Vestin Mortgage recorded management fees from Fund I of approximately $64,000. During the six-month periods ended June 30, 2004 and 2003, Vestin Mortgage recorded management fees from Fund I of approximately $128,000 and $126,000, respectively.

For the three month periods ended June 30, 2004 and 2003, the Company recorded revenues of approximately $18,000 and $28,000, respectively, from its investment in Fund II as a result of distributions declared during those periods. For the six month periods ended June 30, 2004 and 2003, the Company recorded revenues of approximately $36,000 and $69,000, respectively, from its investment in Fund II as a result of distributions declared during those periods. Vestin Mortgage, as the manager, is entitled to a monthly management fee of up to 0.25% of the aggregate capital contributions to Fund II. During the three month periods ended June 30, 2004 and 2003, Vestin Mortgage recorded management fees from Fund II approximating $258,000 and $234,000, respectively. During the six-month periods ended June 30, 2004 and 2003, Vestin Mortgage recorded management fees from Fund II approximating $515,000 and $443,000, respectively.

Vestin Mortgage, as the manager of Fund III, is entitled to a monthly management fee of up to 0.25% of the aggregate capital contributions to Fund III. During the three and six months ended June 30, 2004, Vestin Mortgage recorded management fees from Fund III of approximately $8,700 and $11,000, respectively. For the three and six month periods ended June 30, 2004, the Company recorded revenues of approximately $22,000 and $37,000, respectively, from its investment in Fund III as a result of distributions declared during those periods.

During the three month period ended June 30, 2004, the Company sold $0.3 million in loans to an entity wholly owned by the Company’s Chief Executive Officer.

The Company relies primarily on Fund I and Fund II as funding sources for mortgage loans brokered. The Company placed approximately $77.8 million and $97.1 million in mortgage loans in the three month periods ended June 30, 2004, and 2003, respectively. The Company placed approximately $220.1 million and $152.6 million in mortgage loans in the six-month periods ended June 30, 2004, and 2003, respectively. These loans were primarily funded by Fund I and Fund II.

During the three and six months ended June 30, 2004, the Company paid approximately $172,000 and $438,000 to C5, LLC, a company wholly owned by the Company’s Chief Executive Officer pursuant to an Aircraft Usage Agreement. The agreement allows the Company to use an airplane on a preferred basis over any other proposed user. The Company used the airplane primarily for marketing and lending activities. The Company is required to pay a monthly fee based on an hourly rate of $3,000 per hour for the first 10 hours and $2,500 per hour for each hour thereafter. The Company is required to make a minimum monthly payment equivalent to 16 hours of usage ($45,000). The terms of the agreement were approved by the Company’s Board of Directors. The Company believes based upon a review of aircraft rental rates that the terms of the Aircraft Usage Agreement are fair and reasonable to the Company.

On August 21, 2002, the Company’s Board of Directors determined to seek new premises for the offices of the Company. The Board of Directors determined that the Company was not interested in purchasing a building. The Chief Executive Officer (“CEO”) of the Company advised the Board of Directors that he would be interested in acquiring a property which might be suitable to lease to the Company as its new premises. The Board of Directors agreed that the CEO could pursue such an opportunity providing that lease rates and other terms of the lease agreement were at market standards. On March 15, 2003, the CEO, through a wholly owned company, acquired unimproved real estate located in Las Vegas, Nevada. On March 31, 2003, the CEO sold the company, which owned the real estate in Las Vegas. The CEO has advised the Company that he made a profit of approximately $1.0 million in connection with the sale. The unrelated party proceeded to build an approximately 41,000 square foot office building on the site. On March 31, 2003, the Company entered into a ten year triple net lease, to take effect August 1, 2004. The lease rate is $1.75 per square foot, or an aggregate monthly rental of $71,645. In May 2004, Fund III entered into an agreement to purchase the building. Accordingly, Fund III will be the Company’s landlord. Vestin Mortgage obtained a review of the lease terms by an independent third party which concluded that the lease rate represents a reasonable market rate reasonable to both parties.

NOTE 5 — INVESTMENTS IN MORTGAGE LOANS ON REAL ESTATE

As of June 30, 2004, all outstanding mortgage loans were current and performing according to their terms. No outstanding mortgage loans were past due with respect to payment of interest at June 30, 2004. See Note 6 for information with respect to properties acquired through foreclosure on certain defaulted mortgage loans. Management has evaluated the collectibility of the loans in foreclosure in light of the category and dollar amounts of such loans, adverse situations that may affect the borrower’s ability to repay, prevailing economic conditions and the underlying collateral securing the loan. Due to economic uncertainties and historical loss experience, the Company’s management has established a reserve for inherent losses in the portfolio totaling $110,000 based on the Company’s policies and procedures regarding the valuation of its investments in mortgage loans on real estate as a long-term investment.

Loan to value ratios are based on appraisals obtained at the time of loan origination and may not reflect subsequent changes in value estimates. Such appraisals are generally dated within 12 months of the date of loan origination. The appraisals may be for the current estimate of the “as-if developed” value of the property, which approximates the post-construction value of the collateralized property assuming that such property is developed. As-if developed values on raw land loans or acquisition and development loans often dramatically exceed the immediate sales value and may include anticipated zoning changes, selection by a purchaser against multiple alternatives, and successful development by the purchaser; upon which development is dependent on availability of financing. As most of the appraisals will be prepared on an as-if developed basis, if a loan goes into default prior to any development of a project, the market value of the property may be substantially less than the appraised value. As a result, there may be less security than anticipated at the time the loan was originally made. If there is less security and a default occurs, the Company may not recover the full amount of the loan.

NOTE 6 — INVESTMENTS IN REAL ESTATE HELD FOR SALE

At June 30, 2004, the Company had various properties with a carrying value totaling $7,078,754, which were acquired through foreclosure and recorded as investments in real estate held for sale and secure specific payables as discussed in Notes 7 and 8. Such investments in real estate held for sale are accounted for at the lower of cost or fair value less costs to sell, based on appraisals and knowledge of local market conditions. It is not the Company’s intent to invest in or own real estate acquired through foreclosure. The Company seeks to sell properties acquired through foreclosure as quickly as circumstances permit.

	% of	Adjusted
Description	ownership	Carrying value
Raw land in Utah*	100%	$1,650,000
Raw land in Las Vegas, Nevada	100%	500,000
Raw land in Las Vegas, Nevada	100%	343,840
30-unit condominium project in Las Vegas, Nevada	83%	1,084,914
Raw land in Mesquite, Nevada	100%	3,500,000

Total		$7,078,754

*This property is subject to a lien related to a Special Improvement District (“SID”) which is not due and payable until such time as the Company sells the property to a third party. If the Company begins development on the property, the costs related to the SID will be assessed to the buyers of each individual parcel resulting in no gain or loss to the Company.

The carrying values of real estate held for sale are assessed on a regular basis from updated appraisals, comparable sales values or purchase offers. Based on current information available, the Company has provided valuation allowances on real estate held for sale totaling $945,000 during the three months ended June 30, 2004. Below is a rollforward of investments in real estate held for sale for the three months ended June 30, 2004:

	Balance at			Valuation	Balance at
Description	April 1, 2004	Acquisitions	Sales	Adjustments	June 30, 2004
Raw land in Utah	$2,400,000	$—	$—	$(750,000)	$1,650,000
Raw land in Las Vegas, Nevada	595,860	—	—	(95,860)	500,000
Raw land in Las Vegas, Nevada	343,840	—	—	—	343,840
30-unit condominium project in Las Vegas, Nevada	1,084,914	—	—	—	1,084,914
Raw land in Mesquite, Nevada	3,600,000	—	—	(100,000)	3,500,000

Total	$8,024,614	$—	$—	$(945,000)	$7,078,754

NOTE 7 — NOTES PAYABLE

Notes payable as of June 30, 2004, consists of promissory notes totaling $374,654 to various parties related to foreclosed real estate properties. The related properties were formerly collateral for loans placed by the Company. Through foreclosure, the Company acquired the properties subject to the debt owed to the existing trust deed holders. The Company is not required and does not intend to pay interest on these notes.

NOTE 8 — NOTES PAYABLE – RELATED PARTY

Notes payable – related party totaling $2,335,518 as of June 30, 2004, consists of the following:

Note payable to a company solely owned by the Company’s Chief Executive Officer totaling $158,000 related to developed parcels of land. Since the Company acquired the properties through foreclosure, it is not required and does not intend to pay interest on this note.

Note payable to an entity controlled by the Company’s Chief Executive Officer totaling $569,061 related to vacant land. Since the Company acquired the properties through foreclosure, it is not required and does not intend to pay interest on this note.

Note payable to entities controlled by the Company’s Chief Executive Officer totaling $806,094 related to vacant land. Since the Company acquired the properties through foreclosure, it is not required and does not intend to pay interest on this note.

Notes payable to entities controlled by the Company’s Chief Executive Officer totaling $541,901 related to an apartment complex. Since the Company acquired the properties through foreclosure, it is not required and does not intend to pay interest on this note.

Notes payable to entities controlled by the Company’s Chief Financial Officer totaling $260,462 related to an apartment complex. Since the Company acquired the properties through foreclosure, it is not required and does not intend to pay interest on this note.

NOTE 9 — DIVIDENDS PAYABLE

In June 2004, the Company declared a cash dividend to preferred stockholders of approximately $0.08 per share that was paid in July 2004.

NOTE 10 — PREFERRED STOCK

During the three months ended June 2004, the Company redeemed 250,000 shares of its Series A convertible preferred stock for $2,750,000 or $11 per share.

NOTE 11 — TREASURY STOCK

During the six months ended June 30, 2004, the Company purchased 296,750 shares of its common stock for $682,818. Additionally, the Company retired all 474,750 common shares held in treasury on June 30, 2004.

NOTE 12 — EARNINGS (LOSS) PER SHARE

Basic earnings (loss) per share exclude the effects of dilution and are computed by dividing net income (loss) available to common stockholders adjusted for dividends to preferred stockholders by the weighted average amount of common stock outstanding for the periods. Diluted earnings (loss) per share reflect the potential dilution that may occur if options, convertible preferred stock or other contracts to issue stock were exercised or converted into common stock. During the three months ended June 30, 2004 and 2003, basic and diluted earnings per share included adjustments for dividends to preferred shareholders of $180,061 and $225,228, respectively. For the three and six months ended June 30, 2004, options and warrants to purchase 3,534,279 and 3,545,637 shares, respectively, of common stock were excluded from the computation of diluted earnings per share because their effect would be antidilutive.

NOTE 13 — RECENT ACCOUNTING PRONOUNCEMENTS

In January 2003, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”), in an effort to expand upon and strengthen existing accounting guidance that addresses when a company should include in its financial statements the assets, liabilities and activities of another entity. In December 2003, the FASB revised Interpretation No. 46, also referred to as Interpretation 46(R) (“FIN 46(R)”). The objective of this interpretation is not to restrict the use of variable interest entities but to improve financial reporting by companies involved with variable interest entities. Until now, one company generally has included another entity in its consolidated financial statements only if it controlled the entity through voting interests. This interpretation changes that, by requiring a variable interest entity to be consolidated by a company only if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns or both. The Company is required to apply FIN 46, as revised, to all entities subject to it no later than the end of the first reporting period ending after March 15, 2004. However, prior to the required application of FIN 46, as revised, the Company shall apply FIN 46 or FIN 46(R) to those entities that are considered to be special-purpose entities as of the end of the first fiscal year or interim period ending after December 15, 2003. The adoption of this interpretation did not have a material effect on the Company’s consolidated financial statements.

In October 2003, the American Institute of Certified Public Accountants issued SOP 03-3 Accounting for Loans or Certain Debt Securities Acquired in a Transfer. SOP 03-3 applies to a loan with the evidence of deterioration of credit quality since origination acquired by completion of a transfer for which it is probable at acquisition that the Company will be unable to collect all contractually required payments receivable. SOP 03-3 is effective for loans acquired in fiscal years beginning after December 31, 2004. The Company does not expect SOP 03-3 to have a material impact on its consolidated financial position or results of operations.

NOTE 14 — LEGAL MATTERS

Vestin Group, Vestin Mortgage, and Del Mar Mortgage, Inc., a company wholly owned by Michael Shustek, the largest stockholder and CEO of Vestin Group, are defendants in a civil action entitled Desert Land, L.L.C. et al. v. Owens Financial Group, Inc. et al (the “Action”). The Action was initiated by Desert Land, L.L.C. (“Desert Land”) on various loans arranged by Del Mar Mortgage, Inc. and/or Vestin Mortgage. On April 10, 2003, the United States District Court for the District of Nevada (the “Court”) entered judgment jointly and severally in favor of Desert Land against Vestin Group, Vestin Mortgage and Del Mar Mortgage, Inc. Judgment was predicated upon the Court’s finding that Del Mar Mortgage, Inc. received an unlawful penalty fee from the plaintiffs.

Defendants subsequently filed a motion for reconsideration. The Court denied the motion and, on August 13, 2003, held that Vestin Group, Vestin Mortgage, and Del Mar Mortgage, Inc. are jointly and severally liable for the judgment in the amount of $5,683,312 (which amount includes prejudgment interest and attorney fees). On August 27, 2003, the Court stayed execution of the judgment against Vestin Group and Vestin Mortgage based upon the posting of a bond in the amount of $5,830,000. Mr. Shustek personally posted a cash bond without any cost or obligation to Vestin Group and Vestin Mortgage. Additionally, Del Mar Mortgage, Inc. has indemnified Vestin Group and Vestin Mortgage for any losses and expenses in connection with the Action, and Mr. Shustek has guaranteed the indemnification with his cash bond. On September 12, 2003, all of the defendants held liable to Desert Land appealed the judgment to the United States Court of Appeals for the Ninth Circuit.

The staff of the Pacific Regional Office of the Securities and Exchange Commission (“SEC”) has been conducting an informal inquiry into certain matters related to the Company, Fund I, Fund II and Fund III. The staff of the SEC has not identified the reasons for its inquiry, which remains ongoing as of August 16, 2004. We believe that we have complied with SEC disclosure requirements and are fully cooperating with the inquiry. We cannot at this time predict the outcome of the inquiry.

On May 30, 2003, Vestin Mortgage filed a civil action for damages in the amount of approximately $2,000,000 against First American Title Company in the Utah Third District Court (Case No. 030912242) for various causes of action in connection with First American Title Company’s alleged failure to note in its title report a bond assessment on certain foreclosed land in Utah. First American Title Company subsequently filed for dismissal and the case was dismissed on November 5, 2003. On March 2, 2004, Vestin Mortgage appealed the judgment to the Utah Court of Appeals.

The Company and its subsidiaries are involved in a number of legal proceedings concerning matters arising in connection with the conduct of their business activities. The Company believes it has meritorious defenses to each of these actions and intends to defend them vigorously. The Company believes that it is not a party to, nor are any of its subsidiaries the subject of, any pending legal or arbitration proceedings that would have a material adverse effect on the Company’s financial condition or results of operations or cash flows, although it is possible that the outcome of any such proceedings could have a material impact on the Company’s net income in any particular period.

NOTE 15 — SUBSEQUENT EVENTS

During July 2004, the Company announced a 2-for-1 reverse stock split which became effective July 20, 2004.

During August 2004, the Company redeemed 147,800 shares of its Series A convertible preferred stock for $1,625,800 or $11 per share.

During July and August 2004, the Company purchased and retired 264,769 pre-split shares of its Common Stock for $573,380.